Exhibit 20.1

FOR MORE INFORMATION CONTACT:
Jacque Underdown (831) 761-4741

FOR IMMEDIATE RELEASE

GRANITE CONSTRUCTION REVISES EARNINGS FORECAST

Watsonville, California (July 25, 2003) Granite Construction Incorporated (NYSE:GVA) announced today that it expects earnings per share for the second quarter ended June 30, 2003 will be lower than previously expected. The Company anticipates net income for the second quarter will range between $ 9.5 million and $10.5 million or between $0.23 and $0.26 per diluted share.

The Company’s decreased profit expectations for the quarter are largely a result of unseasonably wet weather in the West early in the quarter producing a late start to the construction season, continued slowdowns in both public and private sector construction spending and lower than expected profit from several large Heavy Construction Division (HCD) projects. Much of the lower HCD profit recognition is expected to be offset by future contract change orders. The Company’s policy is to record these positive offsets only when final agreements are executed.

Granite President and Chief Operating Officer William G. Dorey stated, “As we have previously reported, the branches are operating in a challenging market and are being impacted by reductions in various state and local transportation funding programs. As a result, there are fewer projects being bid with increasing pressure on margins. In addition, although weather is an inherent part of our business, the rain we experienced in the West in April and early May delayed the branches’ ability to get the second quarter off to a good start. This quarter’s performance illustrates just how difficult it is to predict this business on a quarter-to-quarter basis.”

Based on year-to-date performance, and assuming relatively similar market conditions through the end of the year, the Company expects earnings for the full year 2003 could be down as much as 15.0% from 2002, excluding the effect of the $18.4 million income recognized in the first quarter of 2003 from the sale of the State Route 91 Tollroad Franchise by the California Private Transportation Corporation, of which Granite is a 22.2% limited partner.

Dorey continued, “Looking at expectations for the year, it appears that the transportation funding situation in the West, particularly in California, and the general economy may have a greater effect on our branch business than expected. Our California-based branches are experiencing the negative effect of the state’s budget deficit, the lack of a state budget, and the overall pressure on margins on the work that is being bid.”

Commenting on the outlook for HCD, Dorey added, “Our HCD business is growing and improving its performance and we anticipate that it will be a significant contributor to our bottom line this year. We continue to experience an exciting bidding environment across the country and believe we have a quality backlog of work.” He also stated that for the first six months of 2003, HCD has booked over $340.0 million in new work.

The Company will announce its second quarter results on Wednesday, August 6, 2003 after the market closes. Granite will host a conference call at 2:00 P.M. Pacific Time on Wednesday, August 6, 2003 which will be live on the internet, and can be accessed at www.graniteconstruction.com or by calling (913) 981-5517. A playback of the call can be accessed on the Company’s website or by calling (888) 203-1112 for domestic U.S. and Canada or (719) 457-0820 for international callers, passcode 346078. The replay will be available beginning at 5:00 P.M. Pacific Time on August 6, 2003 through 5:00 P.M. Pacific Time on August 22, 2003.

Granite Construction is one of the nation’s largest heavy civil contractors and construction materials producers. The Company serves both public and private sector clients through its offices nationwide. For more information about the Company, please visit its website at www.graniteconstruction.com.

This press release contains “ forward-looking statements” within the meaning of the Private Litigation Reform Act of 1995 regarding future events and the future results of Granite that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Granite’s management. Words such as “outlook”, “believes”, “expects”, “appears”, “may”, “will”, “should”, “anticipates” or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in our Annual Report on Form 10-K under the section entitled “Risk Factors”. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Granite undertakes no obligation to revise or update publicly any forward-looking statements for any reason.